Exhibit 12.1

DAVITA HEALTHCARE PARTNERS INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less noncontrolling interests. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except share data)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$1,309,673	$1,124,978	$1,001,304	$916,605	$741,238
Add:
Debt expense	410,294	429,943	288,554	241,090	181,607
Interest portion of rent expense	149,432	137,558	112,424	95,919	86,656
Less: Noncontrolling interests	(140,949)	(124,276)	(105,891)	(95,899)	(79,048)
	418,777	443,225	295,087	241,110	189,215
	$1,728,450	$1,568,203	$1,296,391	$1,157,715	$930,453
Fixed charges:
Debt expense	410,294	429,943	288,554	241,090	181,607
Interset portion of rent expense	149,432	137,558	112,424	95,919	86,656
Capitalized interest	7,888	6,408	8,127	4,887	2,621
	$567,614	$573,909	$409,105	$341,896	$270,884
Ratio of earnings to fixed charges	3.05	2.73	3.17	3.39	3.43